FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 650-555 West 12th Avenue Vancouver, B.C. V5Z 3X7

Item 2:	Date of Material Change:

July 15, 2013

Item 3:	News Release:

News release dated & issued on July 15, 2013 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. announced a non-brokered flow-through and non flow- through private placement of up to a combined 16,000,000 units for gross proceeds of up to $800,000.

Item 5:	Full Description of Material Change:

Please see the full news release dated July 15, 2013, which is available at www.sedar.com.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Coreena Hansen, Corporate Secretary Telephone: 604-648-1420 Facsimile: 604-685-6550

Item 9:	Date of Report

July 16, 2013